Converting Urban Food Deserts to Food Oases

- Community Scale Aquaponics -

Presenters:

Paul Schissler, Paul Schissler Associates

Henning Gatz, Founder, Aquacare Environment

Mark Buehrer, PE, Director, 2020 ENGINEERING

Rose Lathrop, Program Director, Sustainable Connections

Paul Schissler Associates

AQUACARE

2020 ENGINEERING

Sustainable Connections

Bellingham Waterfront & Old Town




OLD TOWN DISTRICT
WATERFRONT DISTRICT


WATERFRONT
DISTRICT
OLD TOWN
DISTRICT


URBAN FARM SITE

Why talk about Food & Water?





It's all about the people!

As the world's population continues to grow, now at a rate of about

10,000 people per hour

the same finite water and nutrient resources that are used for drinking water and food production are going to have to go farther and be treated wisely.





Why talk about Food & Water?


World Population
Millions of people
2014
2050
Estimated
U.N. High
U.N. Medium
U.N. Low
Actual

By 2050, the United Nations estimated the world population to be:

- ❖ 10.5 billion
- ❖ 9.1 billion, or
- ❖ 8.0 billion

What is the tipping point? When will it occur?


Food Price Index vs. Crude Oil Price
Food Index
Crude Oil Price, $/BBL
210
190
170
150
130
110
90
70
140
120
100
80
60
40
20
0
2000M02
2001M02
2002M02
2003M02
2004M02
2005M02
2006M02
2007M02
2008M02
2009M02
2010M02
2011M02
Food Index
Crude Oil

Source: IMF – Primary Commodity Prices


OIL
OIL


Gasoline
4679









What is the most important energy stored on Earth?

Food

We can live without oil, coal and wood.

How long can we live without food?

How is the energy value in food expressed?

Calorie: *The* ***energy*** *needed to raise the temperature of 1 gram of water by 1 ° C.*







Aquaponics (Aquaculture + Hydroponics)

Closed-Loop Water & Nutrient Systems



Food eaten
by fish
Fish waste
(Ammonia (NH_3)
Broken down by
ammonia-oxidizing
bacteria
Nitrite (NO_2^-)
Broken down by
nitrite-oxidizing
bacteria
Nitrate (NO_3^-)
Used by
plants

Feeding the World with Recirculating Aquaculture and Hydroponic Systems

(AKA "Aquaponics")



Henning Gatz
Aquacare Environment

AQUACARE

Aquacare Environment Inc
708 Coho Way
Bellingham WA 98225 USA

LIVING FUTURE® 19
COLLABORATION + ABUNDANCE

#LF19

Comparison of Protein Sources

Feed Conversion Rate =
Units of Feed* to produce Unit of animal protein**

Cattle	8:1
Hogs	4:1
Poultry	2:1
Fish	1:1

*As fed weight, dry **Live weight, wet

Global Capture Fisheries and Aquaculture Production



MILLION TONNES
180
160
140
120
100
80
60
40
20
0
1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010
2016

Global Capture Fisheries and Aquaculture Production

(1990-2030)



MILLION TONNES (LIVE WEIGHT EQUIVALENT)
120
100
80
60
40
20
0
1990
1994
1998
2002
2006
2010
2014
2018
2022
2026
2030
Aquaculture for human consumption
Total capture fisheries
Capture fisheries for human consumption

Fish Farming Tops Beef Production in Race to the Plate


World production
Tonnes, m
70
60
50
40
30
20
10
0
Beef
Farmed fish
1950
60
70
80
90
2000
13

Aquaculture has been practiced for thousands of years…

Types of Aquaculture





Extensive, requires large land area, low productivity, mild climates

Types of Aquaculture





Intensive, open water cages, higher production, environmental risk, labor intensive, moderate climate

Types of Aquaculture







Intensive, open ocean,
submersible cages,
higher production, risk, labor

Types of Aquaculture






Recirculating Aquaculture Systems (RAS) can locate anywhere, minimum water use, high output, optimum growth rate, any species fresh fish close to market, no impact on surrounding environment, excellent control of fish health, environment

Circular tanks are self-cleaning and exercise the fish for optimum growth.




MainStream





Barramundi (Sea Bass)





Mixed Cell Raceway Design


JLH Consulting Inc.





Micmac Fish Farm in Presque Isle Maine USA. MxCell® Raceway tanks





Mixed Cell Raceway Design









Computer control, monitoring and alarms

Real time system status can be monitored via the Internet


11:06 02/07/12
TO CO2 STRIPPER
HEATER
P3
P4
PUMP SUMP
62.1 in
P5
P6
BIOFILTER
P1
P2
DRUM SUMP
61.6 in
Temp
13.6 C
pH
7.03
CO2
2 mg/l
MENU
ALARMS
Aquacare Environment Inc.





Integrating Aquaculture and Hydroponics is called Aquaponics, two crops from the same system













Dayton Valley Aquaponics LLC
(formerly Hungry Mother Organics)


WOOD MASTER





Vine Crops





Leafy Greens



Basil & Lettuce





MEET YOUR FARMER

Bellingham Food Campus


100%
organic

Paul Schissler Associates

Community Economic Development
Benefits and Components



Community Economic Development

- ✓ Social venture and social enterprise
- ✓ Layers of community benefit
- ✓ Shared revenue for venture partners
- ✓ Demonstration of urban food production
- ✓ Offering jobs, training, and education
- ✓ Public-Private cooperation



Community Economic Development

- ✓ Private enterprises co-locating with nonprofits
- ✓ Reusing urban land for productive purposes
- ✓ Requires no displacement of neighborhood uses
- ✓ Balance of private enterprise and public benefit



Components of CED Projects:

- ✓ Community Development Corporations (CDC)
- ✓ Community Development Financial Institutions (CDFIs)
- ✓ Community Land Trust as CDC and/or landowner
- ✓ Community Action Agency as sponsor or partner
- ✓ Public agencies as sponsors and partners
- ✓ Community foundation - benefactors and investors
- ✓ Social impact investors and CDFIs




URBAN FARM SITE
Pickett House
Sea Mar Bellingham
Waterfront Tavern
Maritime Heritage Center
United States Postal Service
C St
D St
E St
F St
W Holly St
Roeder Ave
Central Ave
Dupont St
Railroad Access

Bellingham Organics



Bellingham Organics



C STREET
OFFICES
RETAIL
VERTICAL NURSERY
PACKING
LEAFY GREENS
FISH TANKS
VINE CROPS
LOADING AREA
VINE CROPS & GREENS
SPIRULINA TANKS
HOLLY STREET
COVERED SPACE
GROWING ALLIANCE
GREENHOUSE - RAISED BEDS
OUTDOOR RAISED BEDS
COMPOSTING AREA
WHATCOM CREEK



2020 ENGINEERING Aquaponics Urban Farming Rendering

From farm-to table in 12 hours or less

Proposed Bellingham Organics would provide organic, locally-grown food year-round

If approved, the proposed Bellingham Organics urban aquaponics facility on ugly Bellingham property in disrepair would bring a whole new perspective on "farm-to-table fresh" food. The company would serve up fresh, locally-grown organic fish, vegetables, and herbs harvested in the

"Aquaponics is a combination of fresh water aquaculture (fish/shrimp – protein production) and hydroponics (growing vegetables, greens, and herbs without soil). The nutrient-rich water from the aquaculture tanks is used to irrigate and fertilize the plants, and then the water is recycled back to

City got involved…
Revived their 2008 Old Town Urban Village Plan


OLD TOWN
SUB AREA PLAN
DUPONT
G ST
F ST
E ST
D ST
ASTOR
HOLLY
ROEDER
C ST
CENTRAL
PROSPECT
BAY

Old Town Urban Village Plan



URBAN FARM SITE
OLD TOWN
SUB AREA PLAN
DUPONT
C ST
D ST
ASTOR
HOLLY
PROSPECT
ROEDER
CENTRAL

Brownfield Site: Historic Lumber Mill (1852) + Landfill Areas



Cover Contaminated Areas (Remediation)



Lower Level - Aquaculture Floor Plan



Upper Level - Hydroponics Floor Plan



Upper Level - Greenhouse Enclosure



Mixed-Use Redevelopment + Aquaponics

(Food Production, Restaurants, Retail, Offices + Market Rate Residential)



Lower Level - Aquaculture Floor Plan



Mid Levels – Residential Floors



Upper Level - Hydroponics Floor Plan



Upper Level - Greenhouse Enclosure



Mixed-Use Residential Redevelopment + Aquaponics

(Food Production, Restaurants, Retail, Offices + Market Rate & Work Force Residential)



Converting Urban Food Deserts to Food Oases


WELCOME TO OLD TOWN

Paul Schissler Associates

AQUACARE

2020 ENGINEERING

Sustainable Connections

LIVING FUTURE® 19
COLLABORATION + ABUNDANCE

#LF19